EXHIBIT 99.51

FOR IMMEDIATE RELEASE

130 Adelaide Street West, Suite 2200

Toronto, Ontario M5H 3P5

Telephone: (416) 368-9932 or 1 (866) 788-8801

(All amounts are expressed in United States dollars, unless stated otherwise)

Monday February 27, 2012

Alamos Gold Reports 4.98 g/t of Gold Over 50 Metres at El Victor North

Toronto, Ontario - Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) reports new impressive drill results from its El Victor North exploration program.

El Victor North area is an exploration target contiguous with and north of the current El Victor portion of the Mulatos pit. The El Victor North area and the northern planned pit wall were not drilled during the definition drilling of the El Victor reserve due to a surface access conflict. Access to El Victor North was granted in July 2011 after a twelve-year hiatus.

A total of 16,200 metres in 124 holes were drilled at El Victor and El Victor North in 2011, an additional 24 drill holes have been completed to date in 2012, and drilling is ongoing. Mineralization at El Victor North is the northwestern extension of El Victor reserve mineralization and is hosted by silica alteration identical to the El Victor deposit. The El Victor North area has over 300m of strike length, is up to 100m wide, remains open to the north, and has the potential to expand reserves along the northern boundary of the Escondida to El Victor trend. The top of the zone is located approximately 36m to 56m below surface. Recent drill results have indicated the potential to extend the El Victor pit north and west of the current pit design outline.

New, previously unreleased, results from 2011 and 2012 are highlighted below and continue to demonstrate the potential of this zone:

•	1.71 g/t Au over 44.2 metres (11EV150)

•	4.98 g/t Au over 50.3 metres (12EV173)

•	2.61 g/t Au over 44.2 metres (12EV176)

•	1.59 g/t Au over 45.7 metres (12EV182)

•	1.98 g/t Au over 54.6 metres (11VT037)

The Company recently reported highlights from the 2011 El Victor North drill campaign as follows:

•	2.40 g/t Au over 59.5 metres (11EV119)

•	4.72 g/t Au over 45.7 metres (11EV120)

•	1.78 g/t Au over 29.0 metres (11EV124)

•	1.53 g/t Au over 53.4 metres (11EV126)

•	2.58 g/t Au over 59.5 metres (11EV132)

•	4.27 g/t Au over 16.8 metres (11EV134)

Please refer to Figure 1 for a map of the Mulatos mine area, Figure 2 for the El Victor and El Victor North highlighted drill intercepts, and Figure 3 for all drill hole locations from recent drilling. Relevant assay results from the recent drilling at El Victor and El Victor North are presented in tables 1 and 2, for reverse circulation (“RC”) and core drilling, respectively, at the end of this press release.

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TRADING SYMBOL: TSX:AGI

QA/QC Programs

Mulatos exploration programs are conducted under the supervision of Ken Balleweg, B.Sc. Geological Engineering, M.Sc. Geology, Registered Professional Geologist, Alamos’ Mexico Exploration Manager. Mr. Balleweg is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. Strict sampling and QA/QC protocol are followed, including the insertion of standards, blanks, and duplicates on a regular basis. Sample intervals are usually 0.5 to 1.5 m. Mulatos samples are sent to ALS Chemex Inc. in Hermosillo, Mexico for sample preparation and then to Vancouver, British Columbia, Canada for analysis. Analytical method is fire assay with atomic adsorption finish and gravimetric finish for individual samples with a gold concentration greater than 5.0 g/t Au. Composites presented in the assay results tables include intervals at >0.35 g/t over a 3-m minimum width with no assays cut, unless indicated.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs nearly 500 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has over $240 million cash and short-term investments, is debt-free, and unhedged to the price of gold. As of February 21, 2012, Alamos had 119,114,006 common shares outstanding (124,788,706 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

John A. McCluskey	Allan Candelario
President and Chief Executive Officer	Investor Relations
(416) 368-9932	(416) 368-9932 x 406

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

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Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource which is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Figure 1: Mulatos mine area

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El Victor North:
High-potential
exploration area
11VT037: 2.0 g/t Au, 55m
11EV132: 2.6 g/t Au, 60m
11EV134: 4.3 g/t Au, 17m
12EV176: 2.6 g/t Au, 44m
11EV119: 2.4 g/t Au, 59m
12EV182: 1.6 g/t Au, 46m
11EV126: 1.5 g/t Au, 53m
11EV150: 1.7 g/t Au, 44m
11EV120: 4.7 g/t Au, 46m
11EV124: 1.8 g/t Au, 29m
12EV173: 4.98 g/t Au, 50.3m
Silica Alteration
Planned reserve pit outline (2010)

Figure 2: El Victor and El Victor North highlighted drill intercepts

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Figure 3: El Victor and El Victor North drill hole locations from recent drilling

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Table 1: El Victor – Select Composite Intervals – Reverse Circulation Drilling1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
11EV112	RC	91.46	0.00	21.34	21.34	0.821
11EV113	RC	157.01	No Intervals
11EV114	RC	178.35	36.59	41.16	4.57	0.410
			121.95	125.00	3.05	0.470
			132.62	135.67	3.05	0.547
			138.72	163.11	24.39	0.645
11EV115	RC	175.30	73.17	83.84	10.67	0.564
			89.94	106.71	16.77	0.575
			115.85	118.90	3.05	0.804
			135.67	146.34	10.67	0.856
			149.39	152.44	3.05	0.646
11EV116	RC	91.46	4.57	10.67	6.10	0.539
			21.34	27.44	6.10	0.542
11EV117	RC	60.98	0.00	36.59	36.59	1.694
11EV119	RC	71.65	0.00	59.45	59.45	2.400
			Inc.30.49	33.54	3.05	10.075
			Inc.53.35	54.88	1.53	5.42
			68.60	71.65	3.05	1.376
11EV120	RC	182.93	25.91	32.01	6.10	0.857
			57.93	106.71	48.78	1.341
			128.05	173.78	45.73	4.717
			Inc.132.62	144.82	12.20	13.556
11EV121	RC	138.72	12.20	18.29	6.09	0.991
			22.87	30.49	7.62	0.627
			35.06	100.61	65.55	0.643
11EV122	RC	121.95	9.15	13.72	4.57	0.687
			24.39	28.96	4.57	0.569
			38.11	42.68	4.57	0.579
			47.26	51.83	4.57	0.474
			56.45	65.55	9.15	0.594
			76.22	89.94	13.72	0.579
			106.71	118.90	12.19	1.414
11EV123	RC	28.96	9.15	13.72	4.57	0.342
			19.82	22.87	3.05	4.451
			Inc.21.34	22.87	1.53	8.46
			25.91	28.96	3.05	2.432
11EV124	RC	96.04	21.34	50.30	28.96	1.781
			Inc.41.16	42.68	1.52	8.91
11EV125	RC	91.46	0.00	3.05	3.05	1.70
			6.10	12.20	6.10	0.483
11EV126	RC	91.46	15.24	18.29	3.05	0.624
			22.87	76.22	53.35	1.533
			Inc.24.39	25.91	1.52	24.40
11EV127	RC	91.46	0.00	7.62	7.62	1.205
			33.54	41.16	7.62	1.069
			45.73	68.60	22.87	0.520
11EV128	RC	91.46	30.49	42.68	12.19	0.524

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TRADING SYMBOL: TSX:AGI

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
11EV129	RC	91.46	0.00	10.67	10.67	1.002
			13.72	56.40	42.68	1.005
11EV130	RC	106.71	0.00	10.67	10.67	1.212
			68.60	73.17	4.57	0.511
			86.89	89.94	3.05	0.818
11EV131	RC	121.95	35.06	42.68	7.62	0.395
			47.26	71.65	24.39	1.054
			74.70	105.18	30.48	1.242
11EV132	RC	121.95	0.00	4.57	4.57	1.553
			7.62	15.24	7.62	0.996
			24.39	83.84	59.45	2.576
			Inc.39.63	42.68	3.05	23.95
			Inc.57.93	59.45	1.52	7.53
11EV133	RC	91.46	25.91	85.37	59.46	1.391
11EV134	RC	102.13	0.00	16.77	16.77	4.267
			Inc.6.10	12.20	6.10	8.87
			21.34	25.91	4.57	1.025
			60.98	70.12	9.14	0.477
			80.79	83.84	3.05	0.415
11EV135	RC	22.87	12.20	22.87	10.67	1.072
11EV136	RC	141.77	3.05	6.10	3.05	2.623
			18.29	24.39	6.10	0.960
			30.49	60.98	30.49	0.967
			64.02	76.22	12.20	0.659
			83.84	94.51	10.67	0.611
			97.56	129.57	32.01	1.537
11EV137	RC	30.49	0.00	30.49	30.49	1.259
11EV138	RC	152.44	0.00	32.01	32.01	1.184
			Inc.1.52	4.57	3.05	5.100
11EV139	RC	144.82	48.78	65.55	16.77	0.648
			73.17	77.74	4.57	0.578
			80.79	112.80	32.01	1.247
11EV140	RC	193.60	0.00	9.15	9.15	3.249
			Inc.1.52	3.05	1.53	9.15
			19.82	27.44	7.62	0.537
			33.54	42.68	9.14	0.473
			123.48	128.05	4.57	0.442
			137.20	141.77	4.57	1.124
11EV141	RC	121.95	12.20	15.24	3.04	0.807
			67.07	76.22	9.15	0.640
11EV142	RC	152.44	0.00	28.96	28.96	0.880
			38.11	41.16	3.05	0.497
11EV143	RC	121.95	44.21	50.30	6.09	0.446
11EV144	RC	167.68	1.52	4.57	3.05	0.449
			10.67	44.21	33.54	0.690
11EV145	RC	111.28	1.52	4.57	3.05	0.529
			7.62	15.24	7.62	0.585
			22.87	25.91	3.04	0.457
			32.01	42.68	10.67	0.863
			60.98	64.02	3.04	0.490
			73.17	76.22	3.05	0.639
11EV146	RC	96.04	12.20	24.39	12.19	0.492
			30.49	36.59	6.10	0.871
			41.16	57.93	16.77	0.965
			64.02	83.84	19.82	0.936

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TRADING SYMBOL: TSX:AGI

DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
11EV147	RC	152.44	4.57	9.15	4.58	0.460
			18.29	33.54	15.25	0.598
			36.59	39.63	3.04	0.459
11EV148	RC	28.96	4.57	9.15	4.58	2.633
			Inc.4.57	6.10	1.53	7.320
11EV149	RC	182.93	35.06	41.16	6.10	0.519
			44.21	67.07	22.86	1.011
			77.74	80.79	3.05	0.363
			85.37	96.04	10.67	0.416
			99.09	102.13	3.04	0.477
			132.62	135.67	3.05	0.464
			140.24	144.82	4.58	0.417
			147.87	176.83	28.96	1.200
11EV150	RC	138.72	70.12	114.33	44.21	1.707
11EV151	RC	169.21	36.59	39.63	3.04	0.481
			44.21	51.83	7.62	0.465
			67.07	99.09	32.02	0.776
			112.80	137.20	24.40	0.588
11EV152	RC	199.70	33.54	38.11	4.57	0.503
			76.22	96.04	19.82	0.859
			99.09	106.71	7.62	0.449
			137.20	150.91	13.71	0.466
11EV153	RC	137.20	77.74	80.79	3.05	0.611
			99.09	105.18	6.09	0.706
11EV154	RC	190.55	36.59	74.70	38.11	0.810
			79.27	82.32	3.05	0.895
			99.09	106.71	7.62	0.498
			121.95	128.05	6.10	0.431
			134.15	146.34	12.19	0.647
11EV155	RC	187.50	167.68	181.40	13.72	0.449
			184.45	187.50	3.05	0.393
11EV156	RC	138.72	86.89	91.46	4.57	0.553
			94.51	108.23	13.72	0.744
			117.38	126.52	9.14	0.759
11EV157	RC	152.44	47.26	50.30	3.04	0.425
			67.07	77.74	10.67	0.696
11EV160	RC	152.44	129.57	138.72	9.15	0.817
11EV161	RC	169.21	36.59	45.73	9.14	0.588
			92.99	118.90	25.91	0.861
			135.67	137.20	1.53	3.49
			149.39	167.68	18.29	0.853
12EV162	RC	123.48	13.72	27.44	13.72	0.850
12EV163	RC	172.26	54.88	59.45	4.57	0.565
			64.02	71.65	7.63	1.834
			Inc.67.07	68.60	1.53	6.82
			74.70	103.66	28.96	0.910
			118.90	121.95	3.05	0.765
			152.44	158.54	6.10	0.593
12EV164	RC	121.95	15.24	22.87	7.63	0.879

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DRILL HOLE	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
12EV165	RC	172.26	82.32	96.04	13.72	0.861
			125.00	129.57	4.57	1.258
			149.39	170.73	21.34	0.986
12EV166	RC	135.67	15.24	19.82	4.58	0.479
			22.87	25.91	3.04	0.643
			82.32	86.89	4.57	1.402
12EV167	RC	135.67	16.77	28.96	12.19	0.426
			67.07	77.74	10.67	0.599
12EV168	RC	106.71	67.07	70.12	3.05	0.468
12EV169	RC	175.30	10.67	15.24	4.57	0.442
			18.29	44.21	25.92	0.607
			59.45	65.55	6.10	1.240
			74.70	86.89	12.19	0.377
12EV173	RC	144.82	16.77	18.29	1.52	10.65
			45.73	51.83	6.1	0.392
			70.12	120.43	50.31	4.982
			Inc.82.32	83.84	1.52	8.19
			Inc.91.46	92.99	1.53	28.8
			Inc.96.04	97.56	1.52	32.9
			Inc.111.28	114.33	3.05	27.405
			132.62	143.29	10.67	0.466
12EV174	RC	126.52	19.82	25.91	6.09	1.369
			45.73	48.78	3.05	0.377
			60.98	77.74	16.76	0.570
12EV175	RC	102.13	45.73	50.30	4.57	0.459
12EV176	RC	199.70	10.67	16.77	6.10	0.588
			83.84	92.99	9.15	0.501
			97.56	106.71	9.15	0.499
			115.85	123.48	7.63	0.692
			134.15	178.35	44.20	2.606
			Inc.146.34	158.54	12.20	5.878
12EV177	RC	102.13	62.50	71.65	9.15	0.545
12EV178	RC	175.30	33.54	38.11	4.57	0.387
			47.26	56.40	9.14	0.718
			70.12	77.74	7.62	0.964
			112.80	117.38	4.58	0.517
			121.95	137.20	15.25	1.065
			161.59	169.21	7.62	0.904
12EV179	RC	117.38	18.29	22.87	4.58	0.440
12EV180	RC	150.91	94.51	111.28	16.77	1.315
			125.00	138.72	13.72	2.418
12EV181	RC	135.67	No
			Intervals
12EV182	RC	213.41	56.40	67.07	10.67	1.403
			85.37	131.10	45.73	1.587
			135.67	138.72	3.05	0.496
			155.49	190.55	35.06	1.855
			195.12	210.37	15.25	0.510
12EV183	RC	152.44	83.84	105.18	21.34	0.699
12EV185	RC	182.93	33.54	38.11	4.57	0.528
			41.16	47.26	6.1	0.385
			54.88	91.46	36.58	0.783

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(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	RC = Reverse Circulation Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

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Table 2: El Victor – Select Composite Intervals – Core Drilling1

Include intervals at >0.35 g/t Au over a 3 metres minimum width, no assay cut

DRILL HOLE (Azimuth/Inclination)	DRILLING METHOD	TOTAL DEPTH (m)	FROM (m)	TO (m)	INT. (m)	GOLD (g/t)
11VT037	DDH	54.55	0.00	54.55	54.55	1.984
11VT038	DDH	27.90	0.00	27.90	27.90	1.150
11VT039	DDH	49.70	1.00	24.04	23.04	1.296
			28.54	33.40	4.86	0.446
11VT040	DDH	53.05	0.00	22.04	22.04	1.180
			28.30	37.95	9.65	0.447
			45.45	48.45	3.00	0.693
11VT041	DDH	48.95	0.00	17.25	17.25	0.462
			30.65	35.50	4.85	1.735
			44.50	47.05	2.55	0.472
11VT042	DDH	63.35	0.00	63.35	63.35	1.411
11VT043	DDH	33.10	1.50	11.65	10.15	0.837
			29.45	31.60	2.15	0.978
11VT044	DDH	98.80	12.00	20.25	8.25	0.495
			34.05	55.80	21.75	0.652
			58.40	67.70	9.30	0.906
			84.85	92.10	7.25	0.481
			95.15	98.80	3.65	0.427
11VT045	DDH	78.40	45.15	54.60	9.45	2.007
			Inc.50.15	51.60	1.45	5.18
			68.05	71.10	3.05	0.360
			72.80	78.40	5.60	0.447
11VT046	DDH	126.25	3.35	11.90	8.55	0.517
			30.85	41.80	10.95	2.189
			Inc.37.05	40.65	3.60	5.658
			67.20	82.20	15.00	0.760
			85.00	92.35	7.35	1.533
11VT047	DDH	125.00	8.20	12.70	4.50	0.717
			24.95	29.45	4.50	1.232
			73.75	76.75	3.00	3.330
			79.15	89.15	10.00	0.411

(1)	Due to the exploratory nature of this program and the variable orientations of the mineralized zones, the intersections presented herein may not necessarily represent the true width of mineralization
(2)	DDH = Diamond Drill Hole
(3)	Number in bold represent intervals greater than 35 metres*grams/tonne (35gmt)

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